August 8, 2013

Mr. Robert F. Telewicz Jr.

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100F Street, N.E.

Washington, DC 20549

Re:                             Comment Letter Dated August 2, 2013

Penn National Gaming, Inc.

Form 10-K for the year ended December 31, 2012

Filed on February 22, 2013

File No. 000-24206

Dear Mr. Telewicz:

We have received and reviewed the referenced comment letter.  We appreciate your efforts to assist our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.

Our responses to the Staff’s comments are contained below and keyed to the numbered comments in the comment letter.

In the following responses, except where indicated otherwise, the terms “we”, “our”, “Company” and “Penn” shall mean Penn National Gaming, Inc. and its consolidated subsidiaries.  In providing our response to your comments, we acknowledge:

•                  we are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Responses to Comments

Form 10-K: For the Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition, page 35

Critical Accounting Estimates, page 43

Goodwill and Intangible assets, page 44

Comment No 1:

We note your response to our prior comment one.  In future filings please disclose management’s rationale for each adjustment to net income to arrive at Adjusted EBITDA including a discussion of how each adjustment enhances investors understanding of the company’s performance.  Please include an example of your intended disclosure in your response.

Response:

Our adjusted EBITDA definition attempts to clarify for investors the Company’s recurring earnings capacity from its operations while excluding non-cash items.  This helps investors and analysts to assess the strength and performance of our ongoing business operations compared to our competitors.  By its very definition, EBITDA excludes interest, taxes, depreciation and amortization.  The other items that we adjust for are mainly non-cash in nature and/or are not a result of Penn’s core business of gaming.  These adjustments are stock based compensation expense, debt extinguishment charges, impairment charges, insurance gains/losses, other income/loss (which primarily reflects foreign currency gains and losses), and gains or losses on disposal of assets.  These adjustments are all either non-cash or of a nature that investors do not view as part of our core casino operations. The discussion below presents our proposed disclosure that we would have included within our 2012 Form 10-K.

Adjusted EBITDA

Adjusted EBITDA is used by management as the primary measure of the Company’s operating performance.  We define adjusted EBITDA as earnings before interest, taxes, stock compensation, debt extinguishment charges, impairment charges, insurance recoveries and deductible charges, depreciation and amortization, gain or loss on disposal of assets, and other income or expenses, and inclusive of gain or loss from unconsolidated affiliates.  Adjusted EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of our business, and is especially relevant in evaluating large, long-lived casino projects because it provides a perspective on the current effects of operating decisions separated from the substantial non-operational depreciation charges and financing costs of such projects.  We also present adjusted EBITDA because it is used by some investors and creditors as an indicator of the strength and performance of ongoing business operations, including our ability to service debt, fund capital expenditures, acquisitions and operations.  These calculations are commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare operating performance and value companies within our industry.  Gaming companies have historically reported adjusted EBITDA as a supplement to financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”).  In order to view the operations of their casinos on a more stand-alone basis, gaming companies, including us, have historically excluded from their adjusted EBITDA calculations certain corporate expenses that do not relate to the management of specific casino properties.  However, adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with GAAP.  Adjusted EBITDA information is presented as a supplemental disclosure, as management believes that it is a widely used measure of performance in the gaming industry, is the principal basis for the valuation of gaming companies, and that it is considered by many to be a better indicator of the Company’s operating results than net income (loss) per GAAP.  In addition, management uses adjusted EBITDA as the primary measure of the operating performance of its segments, including the evaluation of operating personnel.  Adjusted EBITDA should not be construed as an alternative to operating income, as an indicator of the Company’s operating performance, as an alternative to cash flows from operating activities, as a measure of liquidity, or as any other measure of performance determined in accordance with GAAP.  The Company has significant uses of cash flows, including capital expenditures, interest payments, taxes and debt principal repayments, which are not reflected in adjusted EBITDA.  It should also be noted that other gaming companies that report adjusted EBITDA information may calculate adjusted EBITDA in a different manner than the Company and therefore, comparability may be limited.  A reconciliation of the Company’s adjusted EBITDA to income from operations and net income (loss) per GAAP, is included below.

A reconciliation of each segment’s adjusted EBITDA to income (loss) from operations is also included below.  On a segment level, adjusted EBITDA is reconciled to income (loss) from operations per GAAP, rather than net income (loss) per GAAP due to, among other things, the impracticability of allocating interest expense, interest income, income taxes and certain other items to the Company’s segments on a segment by segment basis.  Management believes that this presentation is more meaningful to investors in evaluating the performance of the Company’s segments and is consistent with the reporting of other gaming companies.

	Twelve Months Ended
	December 31,
	2012	2011	2010

Net income (loss)	$211,971	$242,351	$(59,467)
Less: Net loss attributable to noncontrolling interests	—	—	(2,193)
Net income (loss) including noncontrolling interests	211,971	242,351	(61,660)
Taxes on income	152,555	146,881	66,178
Other	1,375	734	(6,421)
Loss on early extinguishment of debt	—	17,838	519
(Gain) loss from unconsolidated affiliates	(3,804)	(7,364)	25,974
Interest income	(948)	(423)	(1,579)
Interest expense	81,440	99,564	130,215
Income from operations	$442,589	$499,581	$153,226
(Gain) loss on disposal of assets	(1,690)	340	3,104
Insurance recoveries, net of deductible charges	(7,229)	(13,257)	(7,523)
Impairment losses	—	—	224,709
Charge for stock compensation	28,609	24,732	25,954
Depreciation and amortization	245,348	211,476	212,387
Gain (loss) from unconsolidated affiliates	3,804	7,364	(25,974)
Adjusted EBITDA	$711,431	$730,236	$585,883

For the year ended December 31, 2012

	Midwest	East/West	Southern Plains	Other	Total
Income (loss) from operations	$206,462	$291,627	$132,153	$(187,653)	$442,589
Charge for stock compensation	—	—	—	28,609	28,609
Insurance recoveries, net of deductible charges	—	—	(7,229)	—	(7,229)
Depreciation and amortization	92,689	88,688	49,408	14,563	245,348
Gain on disposal of assets	(478)	(1,147)	(63)	(2)	(1,690)
Gain (loss) from unconsolidated affiliates	—	—	5,210	(1,406)	3,804
Adjusted EBITDA	$298,673	$379,168	$179,479	$(145,889)	$711,431

For the year ended December 31, 2011

	Midwest	East/West	Southern Plains	Other	Total
Income (loss) from operations	$211,356	$263,423	$137,580	$(112,778)	$499,581
Charge for stock compensation	—	—	—	24,732	24,732
Insurance recoveries, net of deductible charges	(18,535)	—	5,278	—	(13,257)
Depreciation and amortization	62,844	85,723	53,764	9,145	211,476
(Gain) loss on disposal of assets	(17)	54	248	55	340
(Loss) gain from unconsolidated affiliates	—	—	(4,834)	12,198	7,364
Adjusted EBITDA	$255,648	$349,200	$192,036	$(66,648)	$730,236

For the year ended December 31, 2010

	Midwest	East/West	Southern Plains	Other	Total
Income (loss) from operations	$(39,514)	$181,175	$125,318	$(113,753)	$153,226
Charge for stock compensation	—	—	—	25,954	25,954
Impairment losses	220,236	—	—	4,473	224,709
Insurance recoveries, net of deductible charges	(7,523)	—	—	—	(7,523)
Depreciation and amortization	64,402	79,244	59,777	8,964	212,387
Loss on disposal of assets	688	151	1,904	361	3,104
Loss from unconsolidated affiliates	—	—	(2,242)	(23,732)	(25,974)
Adjusted EBITDA	$238,289	$260,570	$184,757	$(97,733)	$585,883

Comment No 2:

We note your response to our prior comment two.  We remain unclear how you determined that the fair value of the Argosy Casino Sioux City reporting unit should be partially based on the expectation of future cash flows associated with obtaining a license to operate the Woodbury County Casino.  Please address the following related to your impairment analysis.

•                  Please explain to us whether you planned to close the Argosy Casino Sioux City if you were awarded the license to operate a land-based casino and clarify for us how this scenario was factored into your impairment analysis.

•                  Please provide us with a summary of the significant assumptions, including the assumed holding period, used in your impairment analysis.

•                  Tell us the date the company was made aware that the existing riverboat facility would continue to operate only through the construction period for the new land-based casino.

•                  Please provide us with an itemized list of the intangible and tangible assets related to the Argosy Casino Sioux City.

Response:

The cash flows associated with our Sioux City reporting unit are based, among other things, on the ability of the Company to maintain its gaming license.  At the June 7, 2012 meeting, the IRGC announced it would open up bidding for the existing gaming license in Sioux City for a new land based Woodbury County Casino and in July announced that proposals for the license would be due by November 5, 2012.  They also indicated at this meeting that the existing riverboat casino would remain open only until such time as the new facility opens.  We filed certain legal actions challenging the decision made by the IRGC stating they intend to institute proceedings to revoke the Company’s license and putting our gaming license out to bid, claiming such action violates state law and the Company’s due process rights.  Essentially, we believe the IRGC improperly took the Company’s existing license and opened it up for bid.

We decided to nevertheless participate in the bidding process for the land based casino and submitted our application on November 5, 2012.  If we had been selected, we would have then proceeded with relocating our existing gaming operation by transferring various assets such as our slot machines (which in regional gaming markets generates the vast majority of a casino’s revenues) and our current workforce from our existing facility. We would also have continued to market to our existing customer database for the new proposed facility due to the close proximity of our proposed locations to our existing facility.  Finally, our controls and operating procedures for the land based casino would have been nearly identical to those utilized to run our riverboat facility.  In other words, this would be a relocation of our existing business to a new location, not the establishment of a new business.  As a result of the pendency of the bidding process, we made the decision to shorten the useful lives of various fixed assets at our existing facility (primarily our riverboat) that would not be able to be transferred to the land based casino facility.

We concluded that an impairment indicator was noted during the fourth quarter of 2012 based on the decision by both Penn and MRHD (the previous not for profit sponsor required by state law) to embark on separate proposals to submit land based casino projects.  We believed there were three potential scenarios that could have resulted from the bidding process.

1.              The IRGC grants the land based gaming license to a competing proposal and Penn receives a 24 month extension to operate the riverboat through December 31, 2014, while the land based casino is being constructed. Once the new land based casino is operational, we cease to operate our riverboat facility as our license is revoked.

2.              Penn’s proposal for a City based casino is accepted and Penn continues to operate the existing riverboat facility during the construction phase of the land based casino, which we estimated would take 24 months to complete.  Once the new land based casino is operational, we cease operating our riverboat facility.

3.              Penn’s proposal for a County based casino is accepted and Penn continues to operate the existing riverboat facility during the construction phase of the land based casino, which we estimated would take 24 months to complete.  Once the new land based casino is operational, we cease operating our riverboat facility.

Our impairment analysis assigned a 25% probability that the first scenario would occur, a 15% probability for the second scenario and a 60% probability for the third scenario.  We felt these percentages were reasonable based on our belief that we had a strong chance of winning the bid and relocating our business due to the various factors that we discussed in our previous response.

All three cash flow scenarios were discounted at our estimated cost of capital of 9% and utilized the Sioux City historical income tax rate of 37.1%.  The cash flows from operating the facility for scenario 1 above was based on the recent historical performance of our facility, whereas the cash flows from our two proposals was based on the projections the Company submitted to the IRGC with its application and included the expenditures required to construct the new land based casino.  Finally, our two land based casino proposals included a terminal growth rate of 1.5% which we believed was a reasonable estimate of the long term growth rate of an established casino facility.

We believe that the retention of our gaming license results in the relocation of our existing business as we would keep the same customers, employees, legal entity, operating procedures, etc.  The primary difference between the two casinos would be a new address in the same regional gaming market as our proposed City site and proposed County site were approximately one mile and twelve miles, respectively, from our existing facility.  As such, we concluded that we were not disposing or selling our existing Sioux City reporting unit which would have required a write-off of its goodwill and intangible assets.

Our Sioux City reporting unit had the following assets at December 31, 2012;

Cash and cash equivalents	4,610,628
Deferred income taxes	424,605
Prepaids and other current assets	458,545
Total current assets	5,493,778

PP&E, net of accumulated depreciation	8,721,764

Goodwill	68,726,813
Gaming license intangible	24,068,000
Other long term assets	792,455
Total Assets	107,802,810

On April 18, 2013, the IRGC announced that another applicant was selected for the development of a land based casino in Sioux City, Iowa.  The Company is challenging both the award of a license to another company and the announced intent to close our casino once the new project opens.  However, in light of this decision and our belief that the most likely outcome is that we will be forced to close our riverboat facility once the new facility opens, the Company recorded a $71.8 million goodwill and other intangible asset impairment charge in its results for the second quarter which was within the range that we disclosed in a Form 8-K on April 23, 2013, as well as in a subsequent event footnote in our first quarter Form 10-Q.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 67

Comment No 3:

We will continue to monitor your filings for your amended form 10-K.

Response:

On August 8, 2013, we filed an amended Form 10-K/A to correct the typographical error in the audit opinion on our Form 10-K.

Please do not hesitate to call me at 610-378-8232 or Desiree Burke at 610-401-2903 if you have any questions or comments.

Sincerely,

Penn National Gaming, Inc.

By:

/s/ William J. Clifford

William J. Clifford

Senior Vice President and Chief Financial Officer